Press Release

Loncor Prepares a Deep Drilling Program to Define Additional Mineral
Resources below Adumbi's 3.66 Million Ounce Open Pit Resource

  Exploration Target of Adumbi Underground estimated to be in the range of 8.9 million tonnes to 9.6 million tonnes grading from 4.7 g/t Au to 4.9 g/t Au below USD1,600/oz pit shell

Toronto, Canada - January 25, 2024 - Loncor Gold Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQX: "LONCF"; FSE: "LO51") is pleased to announce that drilling tenders have been sent to a number of drilling companies to bid on a 11,000-metre-deep drilling program at its priority gold exploration target below the Adumbi USD1,600/oz pit shell. It is proposed that two core rigs will commence a deep drilling program at Adumbi by the beginning of April 2024. Adumbi is situated 220 kilometres from Africa's largest gold mine, the Barrick Gold/ AngloGold Ashanti Kibali Gold Mine, a hub for many major mining related contractors in the DRC.

Fifteen intersections are proposed below the pit shell in order to outline an inferred underground mineral resource (see Figure 1 below showing intended 15 drill interceptions below the Adumbi pit shell). Of the fifteen proposed intersections, six interceptions will be wedged off nine deeper holes in order to save time and costs. This drilling program is estimated to be completed by year end at which time an underground inferred mineral resource estimate will be carried out.

Adumbi currently has an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t Au), and an inferred mineral resource of 1.78 million ounces of gold (20.83 million tonnes grading 2.65 g/t Au) - all within the USD1,600/oz pit shell, with 84.68% of these mineral resources being attributable to Loncor.

Loncor's Chief Executive Officer, John Barker, commented: "The recent non-dilutive sale of Makapela for CAD$13,500,000 has strengthened Loncor's hand significantly. It allows us to drill for the potential ounces below the 3.66 million-ounce, high grade resource delineated within the Adumbi pit outline.

Additionally, confirmation of significant ounces at depth would allow Adumbi the flexibility to explore the economics of a combined open pit and underground project. A smaller pit would reduce strip ratios, and the underground ounces would increase the grades through the processing plant with the overall target being an enhanced economic profile for the combined open pit and underground scenario.

With the recent DRC general elections passing successfully, the country continues to draw growing interest from international companies seeking world class mineral and mining opportunities. We believe the developing Adumbi places Loncor at the forefront of such interest."

The Adumbi resource remains open at depth below the USD1,600/oz pit shell (maximum depth of pit shell bottom 550 metres below surface) with the favourable Banded Ironstone Formation (BIF) host increasing in thickness. As stated in the Company's press release of December 19, 2023, the Company estimates the potential Adumbi underground exploration target as between 8.9 million tonnes to 9.6 million tonnes grading 4.7 g/t Au to 4.9 g/t Au to a depth of 800 metres (reference is made to the said press release, which can be found at SEDAR+ at www.sedarplus.ca, for additional information with respect to this estimate).  These potential quantities and grade are conceptual in nature as there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the Adumbi underground exploration target being delineated as a mineral resource.

Figure 1: Adumbi Longitudinal Section Highlighting Proposed Location of Drill Intercepts below the Open Pit Outline and Contours of True Thickness X Grade Product (GM)

Loncor's independent geological consultants Minecon Resources and Services Limited undertook the Adumbi underground exploration target tonnage and grade estimation ranges. The Adumbi 3-dimensional ("3-D") model was constructed using cross sectional and horizontal flysch plans of the geology and mineralization and was used to assist in constraining the 3-D geological model. This underground exploration target has been estimated to a maximum depth of 800 metres below surface.

Qualified Person

Peter N. Cowley, who is President of Loncor and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

Technical Reports

Additional information with respect to the Company's Adumbi deposit (and other properties of the Company within its Imbo Project) is contained in the technical report of New SENET (Pty) Ltd and Minecon Resources and Services Limited dated December 15, 2021 and entitled "NI 43-101 Preliminary Economic Assessment of the Adumbi Deposit in the Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Additional information with respect to the Company's Makapela Project, and certain other properties of the Company in the Ngayu gold belt, is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

About Loncor Gold Inc.

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the Democratic Republic of the Congo (the "DRC").  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects.  At the Imbo Project, the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.68% of these resources being attributable to Loncor.  Following a drilling program carried out by the Company at the Adumbi deposit in 2020 and 2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021.  The Makapela Project (which is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).  On December 13, 2023, Loncor announced the sale of the Makapela Project, which sale is expected to close before the end of February 2024 (see the Company's December 13, 2023 press release).

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com.

Cautionary Note to U.S. Readers

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all scientific and technical information concerning Loncor's mineral properties contained in this press release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission (the "SEC"), and scientific and technical information concerning Loncor's mineral properties contained in this press release may not be comparable to similar information disclosed by U.S. companies.  U.S. investors are urged to consider closely all of the disclosure in the Company's Form 20-F Annual Report (File No. 001- 35124) and other reports filed pursuant to the United States Securities Exchange Act of 1934, as amended, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the proposed commencement of a deep drilling program at Adumbi, a potential Adumbi underground mineral resource, potential mining operations at Adumbi, the potential quantity and grade of the Adumbi underground exploration target, an enhanced economic profile at Adumbi, further development of the Company's Adumbi deposit, mineral resource estimates, potential mineral resource increases at Adumbi, potential mineralization, drill results, future exploration and development) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks that the Adumbi underground exploration target will not be delineated as a mineral resource or will be less than the current estimated ranges of potential tonnage and grade (potential quantities and grades for the Adumbi underground exploration target disclosed in this press release are conceptual in nature as there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource), the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations, risks related to the exploration stage of the Company's properties, uncertainties relating to the availability and costs of financing needed in the future, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 31, 2023 filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com or contact:

John Barker, CEO, +44 7547 159 521

Arnold Kondrat, Executive Chairman, +1 416 366 7300

Peter Cowley, President, +44 790454 0856